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                May 5, 2020

       Robert Brantl
       Chairman, Chief Executive Officer, and Chief Financial Officer HYB Holding Corp.
       52 Mulligan Lane
       Irvington, NY 10533

                                                        Re: HYB Holding Corp.
                                                            Registration
Statement on Form 10
                                                            Filed March 19,
2020
                                                            File No. 0-51012

       Dear Mr. Brantl:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action. or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Manufacturing